September 1, 2009

Via EDGAR and by Facsimile to: (202) 772-9218

Mr. Praveen Kartholy,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Angiotech Pharmaceuticals, Inc.
Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008
Filed March 16 and March 23, 2009
File No. 000-30334

Dear Mr. Kartholy:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Commission’s letter dated August 18, 2009 (the “Comment Letter”), with respect to the Annual Report on Form 10-K and the Form 10-K/A filed by Angiotech Pharmaceuticals, Inc. on March 16 and March 23, 2009, respectively (File No. 000-30334) (together, the “Filing”).

For your convenience, the comments from the Comment Letter are restated in italics prior to our response. The headings below correspond to the headings in the Comment Letter.

Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008

Cover page

1.	You list your Class I preference shares on the cover page of your Form 10-K as one of the classes of shares registered under section 12(b) of the Exchange Act. Please tell us your basis for this statement, as it does not appear you have registered or issued any Class I preference shares at this time.

Mr. Praveen Kartholy	-2-

Response: We acknowledge the Staff’s comment and agree that our Class I preference shares are not registered under section 12(b) of the Exchange Act and were inadvertently listed on the cover page of the Form 10-K. They will be removed in future filings with the Commission.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Critical Account Policies and Estimated, page 44

Intangible Assets, page 46

2.	You disclose on page 13-9 that your impairment evaluation of long-lived assets, including finite-lived intangible assets, involves comparing estimates of future cash flows to the carrying amount of the asset being evaluated. Estimates of future cash flows are normally inherently uncertain. In light of the significance of finite-lived intangible assets to your reported assets, in future filings please disclose how you estimate future cash flows for impairment testing purposes, including how you attribute cash flows to specific assets being evaluated for potential impairment. Please also describe uncertainties associated with those cash flow estimates and describe the potential for reasonably possible variability. Refer to Release No. 33-8350: “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response: We acknowledge the Staff’s comment and will disclose how we estimate future cash flows for impairment testing purposes, including how we attribute cash flows to specific assets being evaluated for potential impairment, and will describe uncertainties associated with such cash flow estimates and the potential for variability in such estimates in future filings with the Commission.

3.	As a related matter, in future filings please also disclose how you determine fair value when estimated undiscounted future cash flows are less than the carrying amount of a long-lived asset being evaluated for impairment. Also address the uncertainties and subjectivity of those estimates, as appropriate.

Response: We acknowledge the Staff’s comment and will disclose how we determine fair value when estimated undiscounted future cash flows are less than the carrying amount of a long-lived asset being evaluated for impairment, and will address the uncertainties and subjectivity of those estimates, as appropriate, in future filings with the Commission.

Liquidity and Capital Resources, page 53

Cash Flow Highlights, page 54

4.	The term “Net (loss) income excluding non-cash items” appears to be a non-GAAP financial measure under Item 10(e) of Regulation S-K. Please explain to us how

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disclosure of this measure is appropriate under the referenced guidance. Refer also to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response: This financial measure represents cash used in operations after the changes in non-cash working capital items have been added back. We acknowledge the Staff’s comment and have determined not to use this financial measure in future filings with the Commission. Our disclosure in future filings will directly refer to “Cash (used in) provided by operating activities,” which will mirror the corresponding subtotal reflected on the face of the statement of cash flows.

Debt Covenants, page 56

5.	Please tell us what you mean when you state that you are in “material” compliance with the covenants of your indentures.

Response: We acknowledge that Item 3 of Form 10-Q requires affirmative disclosure of a material default. For the quarter ended June 30, 2009, our Form 10-Q complied with this requirement and the reference to “material compliance” was removed. We will continue to ensure that our future filings with the Commission are compliant with the prescribed disclosure requirements.

Contractual Obligations, page 56

6.	Financial statement footnote 15 discloses that the obligation for uncertain tax positions is $10.4 million as of December 31, 2008. In future filings please clarify whether FIN 48 obligations are included in the table of contractual obligations. If FIN 48 obligations are not included, please disclose in the narrative to the table with explanation of the basis for exclusion.

Response: We acknowledge the Staff’s comment and will clarify whether FIN 48 obligations are included in the table of contractual obligations, and, if FIN 48 obligations are not included, we will disclose in the narrative to the table with explanation of the basis for the exclusion in future filings with the Commission.

Item 11. Executive Compensation, page 61

7.

In the last sentence in the fourth paragraph of page 25 of your proxy, which you incorporate by reference in your 10-K, please tell us and clarify in future filings what you mean by the company being “positioned competitively relative to each data set” and that “competitiveness declined on a target total direct compensation basis.” Also, we note that you disclose in the last paragraph on page 25 that you target total compensation at the 50th percentile level. In future filings, please disclose where total compensation actually fell for the year.

Response: The phrase “positioned competitively relative to each data set” was intended to convey that our compensation analysis revealed that, on average, our target total compensation

Mr. Praveen Kartholy	-4-

for executive officers was approximately at the 50th percentile of compensation paid to executive officers in the market comparator group and based on the survey and databank described in the proxy. The phrase “competitiveness declined on a target total direct compensation basis” was intended to convey that while our total target cash compensation was fairly competitive (i.e., in the 50th to 75th percentile of compensation paid to executive officers in the market comparator group), our competitiveness with respect to our target total direct compensation, which includes our long-term incentive equity awards, declined and was closer to the 50th percentile of compensation paid to executive officers in the market comparator group. We acknowledge the Staff’s comment and will ensure this disclosure is clarified and will disclose where total compensation actually fell for the year in future filings with the Commission.

8.	While we note your disclosure in the last paragraph on page 25 that you do not have specific policies regarding the mix of compensation, please clarify in future filings how you use the factors you detail in the last sentence to determine the compensation mix.

Response: We acknowledge the Staff’s comment and will clarify how we use the factors referenced in the proxy to determine the compensation mix in future filings with the Commission.

9.	Regarding the factors you disclose in the third sentence of the final paragraph on page 26, please clarify how these are used to determine the base salary in future filings. For example, do you assign a specific weighting to cash?

Response: We acknowledge the Staff’s comment and will clarify how the factors referenced in the proxy are used to determine the base salary in future filings with the Commission.

10.	We note your disclosure in the last paragraph of page 27 that the board of directors applied a “weighting to each corporate objective.” In future filings, please indicate the actual weighting and how the board determined the weighting of each objective.

Response: We acknowledge the Staff’s comment and will indicate the actual weighting and how the board determined the weighting of each objective in future filings with the Commission.

11.	We note from your disclosure on page 28 that you grant options and tandem SARs as part of your long-term incentive program. In future filings, please disclose how you determine the amount of grants to each named executive officer and to the extent the amounts varied among the executive officers, please disclose why.

Response: We acknowledge the Staff’s comment and in future filings with the Commission will disclose how we determined the amount of grants to each named executive officer and, to the extent the amounts varied among the executive officers, the reasons for the variance.

Mr. Praveen Kartholy	-5-

12.	In future filings of your Grant of Plan-Based Awards table please disclose the threshold, target, and maximum payouts that each named executive officer can earn under the non-equity incentive plan. Furthermore, to the extent that your long-term incentive program provides for a range in award levels, please provide adequate disclosure as to the threshold, target, and maximum amounts.

Response: We acknowledge the Staff’s comment and will disclose the threshold, target and maximum payouts that each named executive officer can earn under the non-equity incentive plan. Our long-term incentive program currently provides for a range of award levels, and we will provide adequate disclosure as to the threshold, target and maximum amounts in future filings with the Commission.

Item 8. Financial Statements

Consolidated Statements of Operations, page 13-3

13.	We see that you recognized impairment of goodwill amounting to $650 million in 2008. Please tell us why you believe it is appropriate to exclude the goodwill impairment charge from “Operating (loss) income” for US GAAP purposes.

Response: Paragraph 43 of FAS 142—Goodwill and Other Intangible Assets states the amount of an impairment loss should be presented as a separate item in the income statement before the subtotal income from continuing operations unless the impairment is associated with discontinued operations. The guidance does not specifically address whether the item should be above or below the “Operating (loss) income” subtotal which precedes the continuing operations subtotal. Our presentation in the Filing is consistent with the guidance in that we have included the impairment loss in our total income (loss) from continuing operations.

14.	As a related matter, please also explain to us why you believe it is appropriate to exclude the charge for assets held for sale amounting to $1.3 million from “Operating (loss) income” for US GAAP purposes.

Response: FAS 144—Accounting for Impairment or Disposal of Long-Lived Assets does not specifically address the presentation of impairment write-downs for long lived assets designated as “held for sale.” However, paragraph 45 of FAS 144 indicates that if a “subtotal such as ‘income from operations’ is presented, it shall include the amounts of those gains and losses.” As such, we agree that our presentation was inconsistent with the guidance. We have concluded that restatement of our financial statements to correct the presentation matter is not required because the $1.3 million charge is not material to our overall results, and would not change the net loss and net loss per share figures presented. In future financial statements, we will include write-downs of assets held for sale in the “Operating (loss) income” subtotal.

Mr. Praveen Kartholy	-6-

Form 10-Q for the Quarterly Period ended June 30, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 43

Revenues, page 44

15.	We note that part of the increase in revenues for the six months ended June 30, 2009 relates to receipt of $25.0 million from Baxter as consideration for an Amended and Restated Distribution and License Agreement. Please tell us why it is appropriate in GAAP to recognize the full amount as revenue upon receipt of the payment and not over the term of the agreement or some other period. Also, clarify how the accounting complies with your accounting policies relating to recognition of license revenues.

Response: In our analysis of the treatment of the receipt of the $25.0 million from Baxter under the Amended and Restated Distribution and License Agreement, we applied the guidance under SAB 104, which states that revenue is generally realized and earned when all revenue recognition criteria have been met. We noted that the up-front payment was in lieu of future royalty and milestone obligations related to the original distribution and license and manufacturing and supply agreements with Baxter and that there were no further substantial ongoing obligations by us under the Amended and Restated Distribution and License Agreement that would require deferral of the $25.0 million received.

Specifically, we determined in accordance with the elements of SAB 104 that:

•	There was persuasive evidence of an arrangement, which is the Amended and Restated Distribution and License Agreement;

•

Delivery of goods or services was rendered, because Baxter was provided all substantive deliverables and rights to relevant intellectual property. Our remaining obligations are limited to the following: cooperation with Baxter if and when they execute filings to obtain regulatory approval of further indications; provision of existing data if requested; and cooperation in the prosecution, maintenance and defense of patents. These requirements are inconsequential or perfunctory to the main purpose of the arrangement, which is to provide Baxter with a fully paid license under intellectual property as it currently exists to CoSeal and related derivatives that Baxter may create. Pursuant to the terms of the arrangement, we have substantially completed and fulfilled our primary obligations. As we are no longer required to develop the intellectual property or provide substantive deliverables to Baxter, our remaining obligations are insignificant and do not signal continuing involvement for purposes of assessing whether revenue has been earned.

Mr. Praveen Kartholy	-7-

•

The price was fixed and determinable. The original fee structure was variable because it was contingent on the level of Baxter’s sales. The Amended and Restated Distribution and License Agreement eliminates the contingent fee structure in exchange for an up-front fixed fee. The revised consideration therefore meets the revenue recognition criterion of the fee being fixed and determinable; and

•	Collection was assured because the amount was fully collected.

Therefore, we concluded that the $25.0 million received was a culmination of the earnings process with respect to the existing technology first licensed to Baxter under the original agreements.

In our Summary of Significant Accounting Policies in the Filing, item (k) (iii) License Fees, we disclosed that:

“License fees are comprised of initial fees and milestone payments derived from collaborative and other licensing arrangements.…Initial fees and non-refundable milestone payments received which require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the period of the ongoing involvement of the Company if no other objectively measurable performance exist that indicates another method of recognition is more appropriate.”

We will clarify our disclosure about this policy in future filings with the Commission to indicate that license fees received and receivable in arrangements that do not require our continuing involvement are recognized when the arrangements are executed, the intellectual property has been provided to the customer, the license term commences, the fee is fixed or determinable and collection is reasonably assured.

Cost of products sold, page 46

16.	In the discussion of gross margin for the Medical Products segment you indicate that as a result of unexpected order cancellations in the beginning of 2009, certain capitalized costs in your Puerto Rico facility are being written off or expensed over the next two quarterly periods. Please tell us why it is appropriate in GAAP to expense these excess costs over future periods when the cancellations occurred at the beginning of 2009.

Response: Upon further review of our disclosure, we noted that our discussion about the excess costs was not consistent with the actual accounting treatment applied. Consistent with our accounting policy, we carry inventory at standard costs which approximate actual costs. During interim periods, consistent with paragraph 14d of APB 28 – Interim Financial Reporting, we defer variances that are planned and expected to be absorbed by the end of the fiscal year.

During the second quarter, we conducted an extensive evaluation of the $2.5 million production variances from our Puerto Rico plant because they were larger than expected. Our investigation revealed that production levels were lower than expected and below our normal production capacity, thus resulting in larger variances. In accordance with ARB 43, Chapter 4, paragraphs 5 and 5A, we expensed the amount of unallocated overhead related to production capacity being below normal capacity. In addition, we identified and expensed certain rework costs and scrap inventory related to the cancelled order. These costs totaled $1.3 million and were identified as the “excess costs” in the discussion that were written off at the end of Q2 2009.

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The remaining $1.2 million of production variances were determined to be planned and expected to be absorbed by the end of the fiscal year. These variances related to raw materials’ purchase price differences, raw materials usage, direct labor rates, direct labor hours and normal production capacity rates. These variances did not relate to the unexpected order cancellation. As such, the $1.2 million of production variances were deferred in accordance with APB 28.14d. These variances are being expensed throughout Q3 and Q4 to match the expected timing of the sale of the respective inventory. We disclosed that the deferral of these negative variances would likely impact the gross margins by three to five percent in the next two quarters. We regularly review our production variance accounts to ensure that only normal variances, which are planned and expected to be absorbed in subsequent periods, are deferred.

If this matter continues to materially impact our financial results, we will revise our MD&A disclosure in future filings with the Commission to clearly differentiate and discuss the impact of material abnormal costs on our gross margins. We also intend to eliminate the discussion of normal production variances and their impact on future gross margins.

Form 8-K dated August 6, 2009

17.	We note that you present non-GAAP financial measures and related reconciliations in the form of Condensed Consolidated Statements of Income for the three and six months ended June 30, 2009 and 2008. The format presents numerous non-GAAP balances and subtotals most of which have not been individually described to investors in your earnings release. Inclusion of a non-GAAP statement of operations leaves an impression that the non-GAAP presentation represents a comprehensive basis of accounting and gives undue prominence to the non-GAAP financial information. In future earnings releases please delete the non-GAAP statements of income. If you elect to present non-GAAP financial measures, please provide the reconciliation and narrative disclosures set forth in item 10(e)(1)(i)(C) and (D) for each individual non-GAAP financial measure presented. Refer also to Instruction 2 of Item 2.02 of Form 8-K.

Response: We acknowledge the Staff’s comment and will provide detailed reconciliation and narrative disclosures set forth in item 10(e)(1)(i)(C) and (D) for each individual non-GAAP financial measure presented in future filings with the Commission.

18.	As a related matter, it appears that the various non-GAAP financial measures eliminate recurring expenses, such as financing charges, asset write-downs, foreign exchange gains or losses, litigation expenses, stock-based compensation and amortization of intangible assets, among others. Accordingly, please tell us how your presentation considers the disclosure guidance from Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Appropriately expand future earnings releases.

Response: We acknowledge the Staff’s comment and in future filings with the Commission will provide expanded disclosure around our use of certain non-GAAP financial

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measures that considers the disclosure guidance from Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures consistent with the discussion below.

We believe our public disclosure of certain non-GAAP financial measures may be useful to lenders and investors in understanding and assessing the performance of our business, in particular given that certain of these measures are used by our lenders to assess our compliance with agreements between us and them. In particular, we disclose “Adjusted EBITDA” and “Adjusted Net Income (Loss) per Share”, non-GAAP financial measures, in order to give our lenders and investors disclosure of supplemental financial measures that are used by them, and by management, to evaluate the operating performance and cash generation of our business. In fact, the calculation methodology used for Adjusted EBITDA was primarily determined in arms length discussions with our lenders, and is an important metric used by the lender under our revolving credit facility to evaluate our compliance with the related lending agreement. We believe that our presentation of Adjusted EBITDA and Adjusted Net Income (Loss) per Share provides added transparency by disclosing to all investors and the general public important financial information that we are required to provide and disclose to certain of our lenders.

Furthermore, we believe these measures may also be helpful to investors’ understanding of our business, as these are financial measures that management uses to assess the operating and competitive performance of our business as supplements to our results determined in accordance with GAAP. Our management uses Adjusted EBITDA and Adjusted Net Income (Loss) per Share as key performance measures to monitor operations, manage cash flows, identify and analyze trends, assess operating performance and to frame certain strategic operating decisions for several key reasons:

•

Adjusted EBITDA and Adjusted Net Income (Loss) per Share figures are often the most directly comparable to figures reported by a significant majority of our closest competing pharmaceutical and medical device companies, enabling us to utilize a broader range of measures to assess our market position and performance relative to said competitors;

•

Given the magnitude of our total debt ($575 million) and related high interest costs, management is focused on managing and generating cash flows to service debt obligations. Adjusted EBITDA is a key supplemental measure used for this purpose; and

•

Adjusted EBITDA is specified as a financial covenant in our revolving credit facility. This measure of Adjusted EBITDA, as defined in our revolving credit facility, has materially the same form as the measure specified in our earnings release. Given the importance of this credit facility with respect to our liquidity and capital resources, management assesses many important financial, operating and strategic decisions in respect of the potential impact on this particular financial metric.

As discussed above, several of our non-GAAP measures eliminate recurring expenses. The following items were specifically adjusted from our Q2 2009 Adjusted EBITDA: non-recurring, non-operating license revenue; excess production costs related to cancelled orders; stock based compensation; termination and reorganization costs; litigation expenses; excess costs incurred in connection with terminated research and development agreements; non-recurring

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transaction fees; amortization of intangible and fixed assets; foreign exchange gains and losses; fair value investment adjustments; and losses incurred on the write-down of deferred financing costs. Tax adjustments, related to the preceding adjustments, are also reflected in our Adjusted EBITDA figure. We believe it is appropriate to exclude these items for one or more of the following reasons: such items are non-cash, non-recurring, bear no direct relationship to current operations or cash flows, or can substantially impact the quality of the comparability of our reported results as related to competing companies. We have attempted in our reconciliation tables and related notes to clearly and specifically disclose to investors the categories and quantities of the adjustments being made, and we completely reconcile this calculation to the closest GAAP measure. In future filings with the Commission we will provide expanded discussion of the premise for the most significant of these adjustments. It is also important to note that no attempt has been made to “smooth” earnings by excluding items from non-GAAP measures and that items eliminated have both increased and decreased such measures. The movement of our adjustments in both directions is reflective of the fact that the measure is used by us to allow us to focus on the performance of our core business.

*        *        *

In connection with the above responses, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the Filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have questions with respect to the above response, please do not hesitate to contact me at (604) 221-6983.

Sincerely,

/s/ K. Thomas Bailey

K. Thomas Bailey

cc:	Gary Todd, Securities and Exchange Commission
David D. McMasters, Angiotech Pharmaceuticals, Inc.
David D. Phinney, Angiotech Pharmaceuticals, Inc.
Alison S. Ressler, Sullivan & Cromwell LLP